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03024981

File No. 82-5227

July 22, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Comment on Nikkei Shinbun Report Dated July 10, 2003 (dated July 10, 2003)
- Notice of Acquisition of Subsidiary (dated July 11, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
SAMMY CORPORATION (w/o encl.)

Dlw 8/5

(Translation)

File No. 82-5227
July 10, 2003

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Hideo Yoshizawa
Executive Officer and Division Manager, Corporate Planning Division
(TEL: 03-5950-3790)

Comment on Nikkei Shimbun Report Dated July 10, 2003

The Nikkei Shimbun, in its morning paper dated July 10, 2003, reported a speculation about the operating results of Sammy Corporation (the "Company"). The Company hereby announces that the article was based on just a news agency's speculation.

The operating results of the Company on both consolidated and non-consolidated bases for the first quarter of the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004), which are currently in aggregation process, will be publicized as soon as determined. The operating results for the first quarter have remained healthy enough to attain the initial plan. In this connection, the Company initially projected the operating results for the first quarter of the current business year to fall below the actual operating results for the first quarter of the previous business year (from April 1, 2002 to March 31, 2003) and on May 8, 2003, publicized the forecasts of the whole-year operating results for the current business year to exceed the whole-year operating results for the previous business year on both consolidated and non-consolidated bases.

- END -

(Translation)

File No. 82-5227
July 11, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Acquisition of Subsidiary

Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on June 30, 2003, determined to subscribe for new shares to be issued by APANDA Inc. by the method of allocation thereof to a third party and acquire its issued shares to make it a subsidiary of the Company. It is hereby notified that the procedures therefor were completed on July 11, 2003, as described below:

Description

1. Reason for acquisition of the shares:

The Company has actively promoted its N.E.W.S. (New Entertainment World of Sammy) business, which consists of amusement, content, new technology and merchandising, for the purpose of creating new entertainments. Specifically, in its amusement division, the operations of game arcades and amusement facilities, which have been promoted heretofore, have remained favorable as shown by "Sammy's Regno Kawagoe," a new-type roadside amusement facility opened in Kawagoe City, Saitama Prefecture in December 2002.

In its commercial establishment development business on which the Company has commenced to focus its efforts in the current business year, the Company intends to make the best use of its past successes and acquired experiences in the operations of amusement facilities and present an entertainment world through amusement spaces produced by the Company. As part of that purpose, the Company has acquired the shares of APANDA Inc., which has accumulated experiences and know-how in the planning, development, management and operations of commercial establishments, to make it a subsidiary of the Company. Consequently, the Company will promote and expand more efficient commercial establishment development business thorough synergies of the Company and its Group to pull in more customers.

2. Outline of the subsidiary to be acquired (as of April 22, 2003):

(1) Trade name: APANDA Inc.

(2) Representative: Takashi Hirayama, Representative Director

(3) Location of head office: Nisshin Bldg., 2F, 10-4, Mita 1-chome, Minato-ku, Tokyo

(4) Establishment: August 24, 2001

(5) Contents of business: Commercial development, lease of real estate and other related businesses

(6) Date of settlement of accounts: March 31 of each year

(7) Number of employees: 7

(8) Major business office: None

(9) Capital: ¥102,500,000

(10) Total number of issued shares: 2,050 shares

(11) Major shareholders shareholding ratios (%):
Katsunaga Fuse: 400 shares (19.5%)
Sammy Corporation 350 shares (17.1%)

(12) Operating results for the recent business years (as of March 31, 2003):

	Business year ended March 31, 2002	Business year ended March 31, 2003
Net sales (¥ million)	2	2
Ordinary income (¥ million)	(-) 14	(-) 46
Net income (¥ million)	(-) 14	(-) 47
Total assets (¥ million)	62	127
Dividend per share (¥)	-	-

3. Number of shares to be acquired, the acquisition prices and the state of shareholdings of the Company before and after the acquisition:

(1) Number of shares in possession before the acquisition: 350 shares (shareholding ratio: 17.1%)

(2) Number of shares to be acquired: 4,430 shares (acquisition prices: ¥221,500,000)

(3) Number of shares in possession after the acquisition: 4,780 shares (shareholding ratio: 79.7%)

4. Schedule:

June 30, 2003: Resolution of the Board of Directors of the Company to acquire the shares of APANDA Inc.

July 10, 2003: Completion of the payment
July 11, 2003: Payment becoming effective

5. Future outlook:

As the amounts of initial investment and net sales are expected to have no significant effect on the forecast of operating results of the Company on a consolidated basis for the business year ending March 31, 2004, no amendment thereto is made.

- END -